Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands, Except Ratios)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For the purposes of computing the ratio of earning (loss) to fixed charges, “earnings (loss)” is defined as pre-tax income (loss) plus fixed charges. “Fixed charges” consist of interest expense and amortization of deferred financing fees.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,				Period from Inception (January 29, 2008) through December 31,
	2012	2011	2010	2009	2008
	(in thousands)
	(Unaudited)
Earnings (Loss):
Pre-Tax Income (Loss)	$(63,968)	$15,041	$(23,898)	$663	$4,233
Fixed Charges	25,965	25,752	12,872	3,662	1,150

Total Earnings (Loss)	(38,003)	40,793	(11,026)	4,325	5,383

Fixed Charges:
Interest Expense	21,385	21,334	12,671	2,917	872
Deferred Financing Fees	4,580	4,418	201	745	278

Total Fixed Charges	25,965	25,752	12,872	3,662	1,150

Ratio of Earnings (Loss) to Fixed Charges	— (1)	1.58	— (1)	1.18	4.68

(1)	For the years ended December 31, 2012 and 2010, earnings were inadequate to cover fixed charges. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $64.0 million and $23.9 million for the years ended December 31, 2012 and 2010, respectively.